8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

April 24, 2015

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom
Assistant Director

RE:	8point3 Energy Partners LP

Registration Statement on Form S-1

Filed March 10, 2015

File No. 333-202634

Ladies and Gentlemen:

On behalf of 8point3 Energy Partners LP (the “Partnership”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the original filing of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on March 10, 2015. The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of April 7, 2015.

Set forth below are the Partnership’s responses to the Staff’s comments. The Partnership’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Partnership has not provided, nor has it authorized anyone to provide on its behalf, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Partnership will supplementally provide the Staff with such written communications in the future if the Partnership becomes aware that such written communications are provided.

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Risk Factors

Risks Related to Our Business

We do not own all of the land…., page 42

2.	Please clarify whether you currently own any of the land on which your Initial Portfolio is located, and quantify the percentage of any such land that you own.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to clarify that it does not currently own any of the land on which the projects in the Initial Portfolio are located. Please see page 41 of Amendment No. 1.

Risks Related to this Offering and Ownership of Our Class A Shares, page 61

3.	Please add a risk factor clarifying the effect any reset of the incentive distribution rights will have on the distributions to holders of your Class A shares.

RESPONSE: The Partnership respectfully submits that no additional disclosure about the effect of the reset of the incentive distribution rights is required. As described in the risk factor entitled “Our Sponsors, through Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause OpCo to issue common units to Holdings in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner or our shareholders. This election may result in lower distributions to our Class A shareholders in certain situations” on page 64 of Amendment No. 1, the issuance of additional OpCo common units to holders of incentive distribution rights upon the reset of the incentive distribution rights will have no immediate effect on the distributions to holders of Class A shares, as the number of common units to be issued will bear the same aggregate distribution as the incentive distribution rights that have been reset. However, the risk factor also discloses that there is a possibility that the holders of the incentive distribution rights could exercise the reset right at a time they believe that the distributions on the incentive distribution rights will decline, resulting in a reduction in the amount of cash distributions that the holders of Class A shares would have otherwise received.

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Reimbursements and fees owed to our general partner and its affiliates …., page 66

4.	Please briefly quantify, to the extent possible, in this section and elsewhere as applicable, the fees and expenses, including cost reimbursements that you will pay to your general partner.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to provide an estimate of the fees and expenses, including payments under the Management Services Agreements and other cost reimbursements, that it and OpCo will pay to the general partner and its affiliates. Please see pages 66, 220 and 229 of Amendment No. 1.

Risks Related to Taxation, page 71

5.	Please add a risk factor disclosing your expected dependence on tax equity financing, the role of tax credits and other financial incentives in your ability to benefit from such financing and the impact on such financing opportunities of any material change in the availability of such credits and incentives.

RESPONSE: The Partnership respectfully submits that it believes that the current risk factor entitled “Until we can effectively utilize tax benefits, we expect to be dependent on the availability of third-party tax equity financing arrangements, which may not be available in the future” on page 47 of Amendment No. 1 adequately addresses the Partnership’s expected dependence on tax equity financing, the role of tax credits and other financial incentives in its ability to benefit from such financing and the impact of such financing opportunities of any material change in the availability of such credits and incentives. The Partnership is moving this risk factor from “Risks Related to Our Business” to “Risks Related to Our Acquisition Strategy and Future Growth” rather than “Risks Related to Taxation” because the risk that is described affects the incentives for the Sponsors to offer to sell additional assets to the Partnership, which in turn affects the Partnership’s ability to carry out its growth strategy. The Partnership does not believe this risk factor relates to taxation of it or its shareholders.

Our Cash Distribution Policy and Restrictions on Distributions

Table of Historical Pro Forma Cash Available for Distribution, page 83

6.	Please confirm that in addition to disclosing pro forma cash available for distribution for the most recent fiscal year, you intend to disclose pro forma cash available for distribution for the last twelve months. Based on your presentation of forecast data for the twelve-month periods ended August 31, 2016 and August 31, 2017, we assume that you currently expect to provide such pro forma/backcast data for the twelve months ended May 31, 2015 prior to effectiveness. If this assumption is incorrect, and you expect there will be more than the customary 3-month gap between the date on which the backcast ends and the forecast begins at the time of effectiveness, please tell us why.

RESPONSE: The Partnership confirms to the Staff that it will disclose pro forma cash available for distribution for the twelve-month period ended March 29, 2015 in the amendment to the Registration Statement that includes historical and pro forma financial information for the quarter ended March 29, 2015. The Partnership will not show backcast information for the twelve months ended May 31, 2015 as the pro forma financial statements and backcast will be on the same basis as the historical financial statements, which are shown on a 52-to 53-week fiscal year that ends on the Sunday closest to December 31 through the closing of the offering. The Partnership will switch its fiscal year end to November 30 only after closing. The Partnership

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believes that it is appropriate to show both historical and pro forma financial information using the same fiscal year, but that it is more meaningful for investors to have a forecast for the same fiscal periods as will be reported by the Partnership going forward. As a result, there will be a five-month gap between the end of the last reported historical period and the beginning of the forecast period. As the backcast is derived in large part from the pro forma financial statements, the Partnership believes it is appropriate to show it for the same periods as are included for the historical and pro forma financial statements.

After the closing of this offering, the Partnership will switch its fiscal year end to November 30. Therefore, the Partnership believes that the most meaningful projections for investors are those based on the fiscal periods of the Partnership after closing. The Partnership wants to include a full year of projections starting after closing, which necessitates a September 1 start date given the expected June closing of the offering. Furthermore, several projects are expected to reach their commercial operation dates (“COD”) after the closing of the offering and the Partnership believes that the projections would be more meaningful if it included more of the projects for a full year and all projects for a substantial portion of the year. The Partnership expects that an additional 14% of the Partnership’s projects in terms of MW(ac) will reach COD in the three-month period preceding September 1, 2015 and the final 30% of its projects in terms of MW(ac) will reach COD in the three-month period after September 1, 2015. The assumptions the Partnership has provided in Amendment No. 1 have robust disclosure about the reasons for the differences between the forecast period and the backcast period. The Partnership believes that the benefits of starting the projections on September 1, 2015 outweigh any negative affects of having a five-month gap between the end of the last reported historical period and the start of the forecast period. Please see pages 83 and 86 of Amendment No. 1.

7.	Please disclose how the adjustment to pro forma EBITDA to add back “cash proceeds from sales-type residential leases” is computed. In this regard, we assume this adjustment is net of revenues and net income associated with sales-type residential leases which have not been collected in cash during the period. Please also tell us your consideration of showing the amounts involved on a gross basis.

RESPONSE: The Staff is correct that the adjustment to pro forma EBITDA to add back “cash proceeds from sales-type residential leases” is net of revenues and net income associated with sales-type residential leases which have not been collected in cash during the period. Specifically, the adjustment was computed based on expected gross rental cash receipts for these leases, less interest income that is already reflected in GAAP net income (loss), during the period. The Partnership believes this method is appropriate since the rental revenue associated with sales-type leases was already recognized by the predecessor in prior years when the underlying leased systems were placed into service.

The Partnership considered whether to show the adjustment on a gross or net basis and, in the absence of specific GAAP guidance, concluded that it would be appropriate to present it on the net basis as both interest income and cash receipts represent the same nature of adjustments to calculate the cash generated by sale-type leases.

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In addition, the Partnership added footnote (c) to the table of historical pro forma cash available for distribution and footnote (h) to the table of estimated cash available for distribution to explain this presentation. Please see pages 83 and 86 of Amendment No. 1.

Estimated Cash Available for Distribution, page 86

8.	Please tell us your consideration of deducting estimated expansion capital expenditures and adding estimated net cash proceeds from the issuance of debt to fund expansion capital expenditures as well as estimated capital contributed by sponsors to fund expansion capital expenditures in your calculation of estimated cash available for distribution to OpCo unitholders, similar to the presentation on page 83.

RESPONSE: The Partnership respectfully advises the Staff that it has revised its calculation of the estimated cash available for distribution to OpCo unitholders to deduct estimated expansion capital expenditures and to add estimated capital contributed by sponsors to fund expansion capital expenditures. The Partnership expects to incur expansion capital expenditures for the projects in its Initial Portfolio that have yet to reach COD by the closing of the offering. However, such capital expenditures will be reimbursed by the Sponsor that contributed such project pursuant to the terms of the Omnibus Agreement. The Partnership has not included estimated net cash proceeds from the issuance of debt to fund expansion capital expenditures in the calculation of estimated cash available for distribution to OpCo unitholders since it is not projected that the Partnership will incur debt to pay for such expenditures. Please see page 86 of Amendment No. 1.

Capital Expenditures, page 92

9.	Please tell us whether your use of tax equity financing could adversely affect your ability to secure debt in order to finance future acquisitions and revise your disclosure as necessary. Also expand your disclosure to provide a description of how tax equity financing would be employed to fund capital expenditures. In this regard, we note your risk factor disclosure on page 44. Please also revise your disclosure throughout your prospectus accordingly, as appropriate, including but not limited to your liquidity and capital resources section.

RESPONSE: The Partnership respectfully advises the Staff that its tax equity financing does not affect its ability to secure debt to finance future acquisitions. The Partnership’s tax equity financing is structured such that the cash distributions received by OpCo from the Project Entities reflect its ownership of the underlying Project Entity and includes the effects of tax equity financing (e.g., OpCo’s reduced ownership percentage in the underlying Project Entities). In addition, the Partnership intends to finance acquisitions through additional equity offerings or through borrowings under its revolving credit facility, each of which is unaffected by the tax equity financing of the current projects. Notwithstanding the foregoing, if the Partnership enters into new financing, the aggregate borrowing limit on such new financing may be lower because of OpCo’s reduced ownership percentage in the projects, not because of any limitation or restriction special to tax equity financing. The Partnership has revised Amendment No. 1 to disclose the effects that tax equity financing could have on our ability to secure debt. Please see page 125 of Amendment No. 1.

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Other than the tax equity financing that is in place at the time of acquisition, the Partnership does not intend to enter into any future tax equity financing on any of its current projects. As such, the Partnership will not employ tax equity financing to fund capital expenditures. The Partnership has revised the risk factor disclosure that the Staff references on page 44 of the Registration Statement to clarify that debt and equity financing (including tax equity investments) is needed to fund construction and other development-related capital expenditures by developers of utility-scale projects and not by the owner of a utility-scale project post-development. Please see page 45 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

10.	We note your disclosure that you have determined that the SunPower Project Entities are the accounting acquirer and thus your predecessor entity since: a) SunPower has appointed your chief executive officer for at least the first two years; and b) the expected contribution of the SunPower Project Entities is somewhat larger than the contribution of the First Solar Project Entities. With respect to item b), we also note the carrying value of the SunPower Project Entities net assets as of December 31, 2014 was $127.5 million, compared to the carrying value and fair value of the First Solar Project Entities net assets as of December 31, 2014 which were $465 million and $422 million, respectively. Please tell us the fair value of the SunPower Project Entities at December 31, 2014 and how fair value was determined. Please help us understand why the fair value of the SunPower entities is a multiple of carrying value, whereas the difference between carrying value and fair value of the First Solar Project Entities is much less significant.

RESPONSE: The Partnership respectfully advises the Staff that the fair value of the SunPower Project Entities and the First Solar Project Entities is based on the estimated fair value of the projects at the time of contribution, which is expected in 2015, and is based on the net present value of expected future cash flows. The difference in the carrying value of the Project Entities as of December 31, 2014 was primarily driven by the development stage of the planned contributed projects at that time. For the SunPower Project Entities, the carrying value as of December 28, 2014 primarily reflects the residential lease portfolio and does not show significant assets for projects in the initial stage of development or construction with commercial operation dates in the second half of 2015. Conversely, the First Solar projects were either completed in 2014 or have commercial operation dates in the first half of 2015; accordingly, the carrying value as of December 31, 2014 more closely approximates the fair value of the First Solar Project Entities. The initial project list set forth on page 4 of Amendment No. 1 provides in detail the commercial operation date information referenced above.

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Significant Factors and Trends Affecting Our Business, page 108

11.	We note your risk factor on page 46 that “[l]imits on net metering….in key markets could limit the number of solar energy systems installed in those markets” and that “California utilities limit net metering credit to 5% of the utilities’ aggregate customer peak demand… [i]f the caps on net metering in California and other jurisdictions are reached or if the amount or value of credit that customers receive for net metering is significantly reduced, future customers will be unable to recognize the current cost savings associated with net metering.” Please tell us what consideration you gave to discussing in this section the possible negative effects of established net metering limits on your business.

RESPONSE: The Partnership respectfully advises the Staff that, after consideration, it has determined that the possible negative effects of net metering limits do not rise to the level of materiality that would require disclosure in “Significant Factors and Trends Affecting Our Business” since limits on net metering only affects DG Solar customers. Furthermore, the adoption of limits on net metering will not affect the DG Solar customers already under contract. As disclosed in the current risk factor entitled “Our Residential Portfolio relies on net metering and related policies to offer competitive pricing to our customers in some of our key markets” on page 44 of Amendment No. 1, the risks associated with limits on net metering are highest prior to the execution of an offtake agreement with a DG Solar customer because a DG Solar customer will factor the applicable net metering policy into its decision to enter into such agreement. If net metering is not available or is limited for such DG Solar customer, the DG Solar customer may not be incentivized to enter into an offtake agreement. Since substantially all of the DG Solar customers included in the Initial Portfolio and ROFO Portfolio will already have executed offtake agreements at the closing of the offering, the Partnership does not expect that net metering limits will affect its Initial Portfolio or its ROFO Portfolio.

12.	We note your disclosure on page 40 that you expect to be dependent on tax equity financing arrangements. In appropriate places in your prospectus, please elaborate on the risks to the company and investors generally associated with such financing structures. In this regard, please tell us how an investment in a project with tax equity financing is consistent with your objective to pay a consistent and growing cash distribution to your unitholders, as we generally understand these structures to substantially limit the company’s access to income. Please also enhance your disclosure to describe the effect of tax equity financing arrangements on the company’s liquidity.

RESPONSE: The Partnership respectfully submits that it believes that the current risk factor entitled “We do not control certain of the entities that own our projects and we may acquire future projects that we do not control” on page 39 of Amendment No. 1 and the current risk factor entitled “Until we can effectively utilize tax benefits, we expect to be dependent on the availability of third-party tax equity financing arrangements, which may not be available in the future” on page 47 of Amendment No. 1 address risks to the company and investors generally associated with such financing structures. The Partnership has also added disclosure on pages 125, 126 and 161 of Amendment No. 1 to further addresses risks to the company and investors generally associated with such financing structures.

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In addition, the tax equity financing in place at the closing of the offering will be structured as equity investments with OpCo indirectly owning less than 100% of the project subsidiaries. Such financings do not materially restrict OpCo’s right to receive cash distributions nor do they result in decreasing cash distributions to OpCo over time. As such, the tax equity structure should not effect the Partnership’s ability to pay consistent dividends. However, since the Partnership cannot currently utilize the tax benefits attributable to the development of a solar energy project, it is dependent on the availability of suitable tax equity financing for developers, including the Sponsors, to sell the Partnership additional projects. Without the ability to acquire additional projects, the Partnership will not be able to grow its cash distribution. Please see the risk factor entitled “We may not be successful in implementing our growth strategy of making accretive acquisitions of additional solar energy projects” on page 42 of Amendment No. 1, which discusses the Partnership’s inability to successfully implement its growth strategy.

Finally, the Partnership has revised Amendment No. 1 in response to the Staff’s comment regarding the effect of tax equity financing arrangements on the Partnership’s liquidity. Please see pages 125 and 126 of Amendment No. 1.

Government Incentives, page 109

13.	Please provide further details regarding the impact a loss or reduction in tax incentives could have on your ability to expand your business, including growth through acquisition, as well as the impact such a loss or reduction could have on the market for the solar energy you produce. In this regard, we note your risk factor disclosure on page 46.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to describe the impact that a loss or reduction in tax incentives could have on its ability to expand its business and the impact that such loss or reduction could have on the market for solar energy that it produces. Please see page 117 of Amendment No. 1.

Business, page 133

14.	Please disclose that you will rely on third-parties to provide services required to deliver energy form your utility projects. In this regard, we note your risk factor on page 38.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to disclose that the Partnership will rely on third parties to provide services to deliver energy from its utility projects. Please see page 151 of Amendment No. 1.

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Management, page 157

15.	Please disclose the amount of time each of your Sponsor’s officers and directors will devote to your business.

RESPONSE: The Partnership respectfully advises the Staff that each of the Sponsor’s officers and directors is not expected to have a set time allocation for work related to the Partnership’s business; however, as stated on page 158 of the Registration Statement, such officers and directors expect to “devote such portion of their time to our business and affairs as is required to manage and conduct our operations.” The Partnership believes that this language addresses the actual practice of such officers and directors going forward and that a more specific time allocation may result in an imprecise estimate. Please see page 168 of Amendment No. 1.

Certain Relationships and Related Party Transactions

Management Fee, page 178

16.	Please provide further details regarding the situations in which each Service Provider will be permitted to increase your management fee.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to provide the situations in which each Service Provider will be permitted to increase its management fee. Please see page 188 of Amendment No. 1.

Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 223

17.	Please briefly address the material risks associated with NOLs and add a cross-reference to your NOL risk factor disclosure.

RESPONSE: The Partnership respectfully advises the Staff that, since the Partnership is treated as a corporation for tax purposes, the material risks to investors with respect to the NOLs relate to the amount of cash that the Partnership has available for distribution to investors after paying its own taxes. The NOLs (or lack thereof) pose no tax risks to the investors themselves, so it would likely confuse investors to discuss the NOLs in the discussion of “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.” Page 87 of the Registration Statement stated the following to address the material risks presented by the failure to generate NOLs:

“Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay meaningful U.S. federal income tax for approximately      years. This estimate is based on assumptions we have made regarding, among other things, OpCo’s income, capital expenditures and operating expense. We may not generate NOLs as expected. Accordingly, our future tax liability may be greater than expected which would reduce cash available for distribution. Please read “Risk Factors—Risks Related to Taxation.””

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The Partnership believes that this disclosure adequately addresses the material risks associated with NOLs and, since NOLs do not pose any material tax risks for investors, that including it in the “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders” section may confuse investors. Please see page 95 of Amendment No. 1.

Financial Statements

8point3 Energy Partners LP Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

18.	Please disclose the issuance of the non-economic managing member interest in OpCo which will give you control of OpCo. Please also tell us why your consolidation of OpCo will be appropriate referencing applicable GAAP that supports consolidation.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to disclose the issuance of the non-economic managing member interest in OpCo. Please see page F-2 of Amendment No. 1.

Regarding the considerations given to the consolidation of OpCo, the Partnership respectfully advises the Staff that OpCo is structured as a limited liability company with various classes of units that initially provide priority cash flow allocations to the Partnership. Notwithstanding the different classes of units and their respective economic interests, the management of OpCo is vested in its “managing member,” the Partnership. As such, the Partnership has substantive decision-making control over OpCo in that it manages the day-to-day activities and operations of OpCo. Further, the Partnership can only be removed as the managing member in the event that its general partner, 8point3 General Partner, LLC, is removed. Therefore, the Partnership concluded that it makes the decisions regarding the significant activities of OpCo, acting as its managing member.

The Partnership determined that OpCo does not have the characteristics of a variable interest entity (“VIE”) under ASC 810-10-15-14, and hence evaluated whether OpCo should be consolidated by the Partnership under the voting interest model as discussed in ASC 810-20. ASC 810-20 describes when a general partner should consolidate a limited partnership. Although OpCo is a limited liability company and not a limited partnership, the Partnership has determined that the guidance in ASC 810-20 should be applied since the VIE model is not applicable, and a managing member has significant decision-making rights that are similar to the rights held by a general partner of a limited partnership.

It was determined that the Partnership is required to consolidate OpCo due to the following factors: (a) the Partnership, as the managing member of OpCo, is legally responsible for making decisions regarding the significant activities of OpCo, and (b) in accordance with ASC 810-10-15-10 and ASC 810-10-25-1 through 25-14, the members of OpCo can neither liquidate OpCo nor remove the Partnership without cause.

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Unaudited Pro Forma Condensed Consolidated Statements of Operations, page F-3

19.	Please revise the pro forma statements of operations to include comprehensive income/losses. In this regard, we note the Predecessor’s comprehensive losses are materially higher than net losses.

RESPONSE: The Partnership respectfully advises the Staff that it believes that Article 11 of Regulation S-X does not require providing comprehensive income/loss, and accordingly no changes have been made in response to the Staff’s comment. Additionally, please note that the Partnership is not aware of any written Staff guidance as to other comprehensive income/loss being a required part of pro forma information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Pro Forma Adjustments, page F-6

20.	We note the significant income tax benefit recorded in the carve-out financial statements for the First Solar Project Entities for the year ended December 31, 2014. We understand the income tax benefit in the historical period was based on the use of the separate return method, as modified by the benefits-for-loss approach, in the carve-out financial statements. Please tell us your consideration of whether an adjustment is necessary to remove the income tax benefit from the pro forma results of operations, as it appears the benefits-for-loss approach is not applicable on a pro forma basis.

RESPONSE: The Partnership respectfully advises the Staff that, after further consideration, it has included a pro forma adjustment to remove the income tax benefit from the pro forma results of operations based on the separate return method of accounting for income taxes. Please see pages F-3 and F-6 of Amendment No. 1.

21.	Please tell us whether you plan to include a pro forma adjustment to interest expense reflecting the issuance of the term loan by OpCo. If not, please tell us why.

RESPONSE: The Partnership respectfully advises the Staff that it plans to include a pro forma adjustment to interest expense reflecting the issuance of the term loan by OpCo once the term loan facility agreement is negotiated and finalized. To clarify the Partnership’s pro forma adjustment, it has included footnote (n) in the interest expense line on the Pro Forma Condensed Consolidated Statements of Operations and revised Note 2 (n) of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements. Please see pages F-3 and F-7 of Amendment No. 1.

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Audited Combined Carve-Out Financial Statements of Select Project Entities and Leases of

SunPower Corporation (Predecessor)

Note 2. Summary of Significant Accounting Policies

Cash Grants and Rebates Receivable, page F-17

22.	Please tell us how cash grants and rebates are presented in the predecessor’s statements of cash flows referencing authoritative literature that supports the presentation. Please address grants recorded as a reduction to the carrying amount of operating lease assets, rebates recognized as deferred revenues, and grants and rebates recorded as a reduction of sales-type lease’s cost of operations. Please also tell us your consideration of whether cash received from grants and rebates should be presented gross or net.

RESPONSE: In determining the most appropriate cash flow classification of the predecessor’s varying types of rebates and cash grants, the Partnership respectfully advises the Staff of the following considerations:

Cash grants related to construction of solar energy systems:

•	Solar energy systems under operating leases are owned by the predecessor and are reported in the “Property and Equipment” balance sheet line item. Following the investing cash flow classification of changes in the underlying property and equipment involved in these operating leases, the related cash grants are also presented in investing activity in the “purchases of property and equipment” line. Cash grants are a form of government grant. Generally accepted accounting principles in the U.S. do not provide specific guidance on government grant accounting. Instead, the Issues Papers of the American Institute of Certified Public Accountants’ Accounting Standards Division references International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance (IAS 20). Practice generally refers to this guidance in determining the most appropriate accounting for government grants when no other specific literature is on point. This is the guidance the predecessor utilized in accounting for cash grants as a reduction of the cost of the operating asset or cost of manufactured system for sale under sales-type lease. Therefore, the Partnership believes that such presentation is in accordance with ASC 230-10-45-13c, whereby payments at the time of purchase or soon after the purchase of PP&E affecting the cost of the assets are investing cash outflows.

•	Cost of sales of solar energy systems under sales-type leases is included in net income (loss). Similarly, since the related cash grants represent a reduction of the cost of goods sold to the customers, such cash grant inflows are presented as operating activities. In evaluating this classification, the Partnership considered that there are no specific requirements in ASC 230 in the discussion of investing and/or financing activities specific to cash flows of this nature, and such cash flows therefore are addressed by ASC 230-10-45-16.

•

In considering gross or net presentation, the Partnership has researched authoritative guidance and industry practices, noting that there is no specific GAAP guidance related to presentation of such grants and industry practice is diverse. ASC 230-10-45-26 requires that: “…both investing cash inflows and outflows and financing cash inflows and outflows shall be reported separately in a statement of cash flows—for example, outlays for acquisitions of property, plant, and equipment shall be reported

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separately from proceeds from sales of property, plant, and equipment…” However, cash grants do not represent a separate cash inflow related to the sale of assets. Instead, cash grants represent a subsidy on the costs incurred for acquisition of assets and hence the Partnership believes cash grants should be netted with such costs in the cash outflows for “purchases of property and equipment” line.

Rebates:

•	Rebates represent solar incentives from the state or local government or local utilities that are defined in predecessor’s lease contracts with the customers as part of the fixed and determinable first month rent payment to be assigned to the predecessor. This falls under the definition of minimum lease payments under ASC 840-10-25, paragraphs 5-6, and are accounted for as rental payments. Hence, the predecessor records the benefit for rebates on sales-type leases as revenue when the system is placed in service. The benefit for rebates on operating leases is recognized as deferred revenue and amortized to revenue ratably over the life of the lease.

•	In the predecessor’s cash flow statement, rebates receivable related to operating and sales-type leases are presented in the operating section, similar to all other lease receivables, as they relate to cash collected from customers under lease agreements, which is in accordance with ASC 230-10-45-25(a).

Audited Consolidated Financial Statements of First Solar, Inc.’s Interest in Combined Entities

Note 2. Summary of Significant Accounting Policies

PV Solar Power Systems, Net, page F-37

23.	Please help us understand your disclosure that, “Any energy generated by the PV solar power systems prior to being placed into service is also accounted for as a reduction in the related carrying value of the asset.” Tell us the basis in GAAP for your accounting.

RESPONSE: The Partnership respectfully advises the Staff that, as part of the process of developing, constructing, and commissioning a PV solar power system, certain portions of the system may begin producing electricity prior to the system being placed in service. This incidental generation of electricity is the natural result of the installation and interconnection of individual solar modules, which occurs over time during the construction and commissioning period. Furthermore, interconnecting each solar module is a precursor to performance testing of the PV solar power system to confirm that the system meets the operational and capacity expectations outlined in the corresponding engineering, procurement, and construction or system sales agreements. Power purchase agreements for a system also contemplate this incidental or test electricity and contain terms for the purchase of the electricity at rates that may be lower than those associated with electricity generated by a fully commissioned and operational power plant.

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ASC 360-10-30-1 states, “The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.” The activities necessary to bring it to that condition and location are further discussed in ASC 360-10-20, as follows:

“The term activities is to be construed broadly. It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for its intended use. For example, it includes administrative and technical activities during the preconstruction stage, such as the development of plans or the process of obtaining permits from governmental authorities. It also includes activities undertaken after construction has begun in order to overcome unforeseen obstacles, such as technical problems, labor disputes, or litigation.”

Any amounts received for electricity generated during the construction and commissioning phase of a PV solar power system are incidental to the system’s operations because they are earned prior to the system being placed in service, which generally occurs at or shortly after a system’s commercial operation date. In addition, the sale of incidental or test electricity is considered one of the essential activities to bring the asset “to the condition and location necessary for its intended use” as stipulated in ASC 360-10-30-1. Accordingly, the Partnership records amounts received from the sale of incidental or test electricity as a reduction to the carrying value of the asset under construction, just as costs to ready the asset for its intended use would be recorded as an increase to the carrying value of the asset. This treatment is also analogous to the accounting for incidental operations associated with real estate projects under ASC 970-370-25-12, which indicates, “Incremental revenues from incidental operations in excess of incremental costs of incidental operations shall be accounted for as a reduction of capitalized project costs.”

The Combined Entities (as defined in Note 1 to the Combined Financial Statements of First Solar, Inc.’s Interest in the Combined Entities) believe that reducing the carrying value of a PV solar power system for the sale of incidental or test electricity is consistent with the above guidance regarding the costs associated with developing, constructing, and commissioning such systems. Additionally, this accounting treatment is consistent with interpretive industry guidance as reflected in Section 12.2.1.3.3 of the PwC Guide to Accounting for Utilities and Power Companies:

“Question 12-3: Should amounts received from the sale of test power be included as a reduction of the capitalized construction costs?

“Yes. When testing a facility, a reporting entity typically will sell the test power. ASC 360-10-30-1 and 30-2 acknowledge that the ‘activities’ required to complete construction may extend over a period of time. Any amounts received for testing power are incidental to the facility’s operations because they are earned prior to the start of commercial operation. The process of producing and selling test power is one of the steps required to prepare the asset for its intended use. Therefore, consistent with the definition of activities and requirements of ASC 360-10-20, a reporting entity should record amounts received as a result of the

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sale of the test power, net of any incremental fuel or other incremental production costs, as a reduction of the construction work in progress balance. Only power sold after the commercial operation date should be recorded as revenue.”

24.	Please tell us how incentive tax credits for PV solar systems are presented in the combined entities’ statements of cash flows referencing authoritative literature that supports the presentation.

RESPONSE: The Partnership respectfully advises the Staff that, pursuant to ASC 740-10-25-45 and 25-46, there are two acceptable methods of accounting for investment tax credits:

“An investment credit shall be reflected in the financial statements to the extent it has been used as an offset against income taxes otherwise currently payable or to the extent its benefit is recognizable under the provisions of this Topic. While it shall be considered preferable for the allowable investment credit to be reflected in net income over the productive life of acquired property (the deferral method), treating the credit as a reduction of federal income taxes of the year in which the credit arises (the flow-through method) is also acceptable.”

In consideration of this guidance and the additional direction under ASC 740-10-25-20(f), the Combined Entities have elected to account for their investment tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP fixed asset basis. Accordingly, the Combined Entities recognized a deferred tax asset and corresponding reduction in the basis of their Maryland Solar project when it was placed in service in 2014.

Note 7 to the Combined Financial Statements of First Solar, Inc.’s Interest in the Combined Entities indicates that Maryland Solar’s “investment tax credits were not reflected in the Combined Entities’ financial statements as they were retained by First Solar.” In addition, Note 2 states that such items are accounted for as capital distributions. This accounting treatment follows the separate return method, as modified by the benefits-for-loss approach. Under this method, the net operating losses or other tax attributes of the Combined Entities are characterized as realized or realizable when those tax attributes are realized or realizable by the consolidated First Solar, Inc. group.

Because the deferred tax asset associated with the Maryland Solar investment tax credit was reflected as a capital distribution, the transaction is considered a noncash financing activity. These types of transactions are discussed in ASC 230-10-50-3, which states:

“Information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.”

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The associated distribution of the deferred tax asset has been included in the line item “Noncash capital distributions with affiliated entities, net” in the supplemental disclosure of noncash investing and financing activities in the Combined Statements of Cash Flows along with the noncash distributions of other tax attributes utilized by the consolidated First Solar, Inc. group and other noncash activity associated with the Solar Gen 2 sales transaction.

Note 4. Investment in Unconsolidated Affiliate, page F-42

25.	We note your disclosure here and elsewhere in the document that your Class B membership interests in certain solar energy projects entitle or will entitle you to a 49% membership interest and 1% of the tax allocations and net income or net loss of the projects. Please clarify how your entitlement to only 1% of the net income or loss of the projects impacts the equity method income or losses recorded in your consolidated financial statements. If you expect to record equity method income or losses in excess of your 1% entitlement, please explain in detail the basis in GAAP for your accounting.

RESPONSE: The Partnership respectfully advises the Staff that, pursuant to ASC 323, equity method investments are accounted for at cost, and the investment is subsequently increased for allocations of income and decreased for losses or the receipt of dividends. Given the variable nature of income allocations under the SG2 Holdings, LLC agreement, the Combined Entities evaluated whether these variable allocations were representative of each member’s economic interest in the entity. ASC 323 does not provide specific guidance for variable income allocations; however, ASC 323-10-05-6 references the guidance in ASC 970-323. Specifically, ASC 970-323-35-16 and 35-17 state the following:

“Venture agreements may designate different allocations among the investors for any of the following:

a.	Profits and losses

b.	Specified costs and expenses

c.	Distributions of cash from operations

d.	Distributions of cash proceeds from liquidation.

Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. For example, if a venture agreement between two investors purports to

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allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.”

Because cash distributions from SG2 Holdings, LLC are based on the outstanding membership interests (i.e. 49% or 51%), the income allocations under the LLC agreement are not considered representative of each member’s true economic interest in the entity. Furthermore, the variable income allocations will adjust to match the outstanding membership interests after approximately 11 years. As a result, the Combined Entities have determined that their 49% membership interest should be used to calculate their equity in earnings of SG2 Holdings, LLC as this percentage aligns with their actual economic interest in the entity and the associated distributions of cash proceeds.

Note 7. Income Taxes, page F-44

26.	Please provide accounting policy disclosure regarding your accounting for deferred income taxes on the book and tax basis differences created on initial recognition of investment tax credits received. In this regard, it appears there are two acceptable approaches under GAAP. Refer to ASC 740-10-25-45 through 25-46.

RESPONSE: The Partnership respectfully advises the Staff that, as mentioned above and pursuant to ASC 740-10-25-45 and 25-46, there are two acceptable methods of accounting for investment tax credits:

“An investment credit shall be reflected in the financial statements to the extent it has been used as an offset against income taxes otherwise currently payable or to the extent its benefit is recognizable under the provisions of this Topic. While it shall be considered preferable for the allowable investment credit to be reflected in net income over the productive life of acquired property (the deferral method), treating the credit as a reduction of federal income taxes of the year in which the credit arises (the flow-through method) is also acceptable.”

In consideration of this guidance and the additional direction under ASC 740-10-25-20(f), the Combined Entities elected to account for their investment tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP fixed asset basis.

Furthermore, in accordance with ASC 740-10-25-20(e) and 25-20(f), a temporary difference may arise when accounting for investment tax credits. Applicable tax law requires a reduction in the tax basis of the property of 50% of the investment tax credit as compared to a 100% reduction in the GAAP basis under the deferral method resulting in excess tax over GAAP basis. In applying the deferral method, the Combined Entities believe there are two alternative methods of accounting for any resulting temporary difference. The first method is the gross-up method, under which deferred taxes related to the temporary difference are recorded as

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adjustments to the carrying value of the qualifying assets using the simultaneous equations method as described in ASC 740-10-55-171 to 55-182 with further consideration by reference to ASC 740-10-25-49 to 25-55 and ASC 740-10-45-22 to 45-24. The second method is the income statement method, under which deferred taxes related to the temporary difference are recorded directly in income tax expense (similar to a permanent difference). The income statement method is conceptually consistent with the flow-through method, which ASC 740-10-25-46 identifies as an allowable method of accounting for investment tax credits.

The Combined Entities elected the income statement method for accounting for temporary basis differences resulting from the recognition of investment tax credits. Accordingly, the Combined Entities recognized a deferred tax asset and corresponding tax provision benefit for the basis difference of their Maryland Solar project when it was placed in service in 2014.

The Partnership respectfully directs the Staff to Note 7 of the Combined Financial Statements of First Solar, Inc.’s Interest in the Combined Entities on page F-45 of Amendment No. 1, which indicates that the Combined Entities account for their investment tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP fixed asset basis. Furthermore, Note 7 indicates that the Combined Entities account for temporary differences related to basis differences resulting from the recognition of investment tax credits pursuant to the income statement method.

27.	Please help us understand why a portion of the PV solar power system basis difference is a permanent difference impacting the effective rate reconciliation, whereas a portion of the basis difference is a temporary difference only impacting deferred taxes.

RESPONSE: The Partnership respectfully directs the Staff to the response in comment 26 shown above. Note 7 of the Combined Financial Statements of First Solar, Inc.’s Interest in the Combined Entities on page F-45 of Amendment No. 1 indicates that the Combined Entities account for their investment tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP fixed asset basis. Furthermore, Note 7 indicates that the Combined Entities account for temporary differences related to basis differences resulting from the recognition of investment tax credits pursuant to the income statement method.

Under the income statement method, there is no use of the simultaneous equations method. The deductible temporary difference results in the recognition of a deferred tax asset and a corresponding immediate benefit in the income tax provision. The basis difference resulting from Maryland Solar’s investment tax credit is presented in the effective rate reconciliation found in Note 7.

The Combined Entities also recorded deferred taxes for PV solar power system basis differences that were temporary in nature. The first such item resulted from differences in the GAAP and tax treatments of electricity generated by the PV solar power systems prior to being

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placed into service as discussed above in comment 23. For GAAP purposes, amounts received from the sale of incidental or test electricity were recorded as a reduction to the carrying value of the asset under construction. For tax purposes, amounts received from the sale of the incidental or test electricity were recorded as taxable income and not as a reduction in the tax basis resulting in a temporary basis difference that will reverse in the future. The second such item was attributable to basis differences resulting from different GAAP and tax depreciation methods.

SG2 Holdings, LLC Audited Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-52

28.	Please reconcile for us the “Cash paid for business combinations” line item to the amounts disclosed in Note 3 on page F-55. Please also explain the non-cash settlement of $181.5 million disclosed in the second paragraph of Note 3 referencing authoritative literature that supports your accounting treatment.

RESPONSE: The Partnership respectfully advises the Staff that the total purchase price for the acquisition of SG2 Imperial Valley, LLC (“Imperial Valley”) was $727.2 million and, together with $0.1 million of interest on notes, was settled with cash contributions of $500.5 million and noncash contributions of $220.7 million, leaving $6.0 million of contingent consideration outstanding. The outstanding balance represents the amount due to First Solar under a construction contract which is payable upon final acceptance of the facility. The following table illustrates how the various amounts disclosed in Note 3 to the SG2 Holdings, LLC Consolidated Financial Statements on page F-56 of Amendment No. 1 reconcile to the $500.6 million “Cash paid for business combinations” line item on page F-53 of Amendment No. 1 (in millions):

	Cash		Noncash		Total
Initial aggregate payment	$88.7		$39.2		$127.9	*
Contingent consideration settled	411.8	*	181.5	*	593.3	*
Contingent consideration outstanding	—		—		6.0	*

Aggregate purchase price for Imperial Valley	500.5		220.7		727.2	*
Interest	0.1		—		0.1

Total member capital contributions	$500.6	**	$220.7	**	$727.3

*	Disclosed in Note 3
**	Disclosed in Statement of Cash Flows and Note 2

The total noncash amount of $220.7 million represents First Solar’s capital contributions made in the form of promissory notes of which $181.5 million were then contemporaneously assigned, without recourse, from Imperial Valley to another wholly-owned subsidiary of First Solar to settle part of the purchase price related to the construction contract. The acquisition was accounted for as a business combination under ASC 805, with contingent consideration recognized in accordance with ASC 805-30-25-5 and 25-6. The treatment and disclosure of the noncash contributions and noncash payments are excluded from the cash flow statement and included as supplemental cash flow information on page F-53 of Amendment No. 1 in accordance with ASC 230-10-50-3 and 50-4.

United States Securities and Exchange Commission

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC,
its general partner

By:	/s/ Charles D. Boynton
Charles D. Boynton
Chief Executive Officer

cc:	Jennifer López, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Adam Phippen, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Mark R. Widmar, 8point3 General Partner, LLC
Joshua Davidson, Baker Botts L.L.P.
Gerald Spedale, Baker Botts L.L.P.
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Lance T. Brasher, Skadden, Arps, Slate, Meagher & Flom LLP
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.